

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2023

Antony Koblish
President and Chief Executive Officer
TELA Bio, Inc.
1 Great Valley Parkway, Suite 24
Malvern, Pennsylvania 19355

> **Re: TELA Bio, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 13, 2023**
> **File No. 333-275511**

Dear Antony Koblish:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Conlon Danberg at 202-551-4466 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Justin S. Platt, Esq.